EXHIBIT 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the shareholders of Pretium Resources Inc. (the “Company”) will be held at the Terminal City Club, Terrace Room B, 837 West Hastings Street, Vancouver, British Columbia, on Friday, May 10, 2013, at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2012 and the auditor’s report thereon;

2.	To elect directors for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company’s auditor for the ensuing year and to authorise the directors to set the auditor’s remuneration;

4.	To re-approve the Company’s Stock Option Plan and the unallocated options thereunder; and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice are the Company’s Management Information Circular, a Form of Proxy or Voting Instruction Form and a request card for use by shareholders who wish to receive our financial statements.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.  Shareholders of record as at the close of business on April 5, 2013 (the “Record Date”) will be entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy.  Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy or Voting Instruction Form to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada  M5J 2Y1 on  or before 2:00 p.m. (Vancouver time) on May 8, 2013. If you are a non-registered Shareholder of Common Shares of the Company and a non-objecting beneficial owner, and receive a voting instruction form from our transfer agent, Computershare, please complete and return the form in accordance with the instructions of Computershare. If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the meeting.

If you are a non-registered Shareholder of Common Shares of the Company and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

DATED at Vancouver, British Columbia, this 5th day of April, 2013.

BY ORDER OF THE BOARD
Robert A. Quartermain
President and Chief Executive Officer